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Exhibit 3.2

AMENDMENT NO. 1
TO
 AMENDED AND RESTATED BYLAWS
OF
WELLCARE HEALTH PLANS, INC.

The following amendment to the Amended and Restated Bylaws of WellCare Health Plans, Inc. has been approved by the Board of Directors and is effective as of January 25, 2008:

Section 6 of Article III is hereby deleted in its entirety and replaced with the following:

“SECTION 6.  Special Meetings.  Special meetings of the Board of Directors may be called by: (a) the Chairman of the Board, if one shall have been elected; (b) the non-management director of the Corporation chosen by the Board of Directors as contemplated by the Corporation’s Corporate Governance Guidelines to preside at executive sessions or meetings of non-management directors or independent directors; or (c) any two or more directors of the Corporation.”